Exhibit 99.35

UNDERWRITING AGREEMENT

June 6, 2017

Immunovaccine Inc.

1344 Summer Street, Suite 412

Halifax, Nova Scotia B3H 0A3

Attention:	Frederic Ors, Chief Executive Officer

Pierre Labbé, Chief Financial Officer

Dear Sirs:

The undersigned, Echelon Wealth Partners Inc. (“Echelon”), National Bank Financial Inc. (“National” and together with Echelon, the “Lead Underwriters”) and Mackie Research Capital Corporation (“Mackie” and together with the Lead Underwriters, the “Underwriters”), understand that Immunovaccine Inc. (the “Company”) proposes to issue and sell (the “Offering”) 7,692,308 common shares of the Company (each an “Offered Share”). The Underwriters, hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company all of the Offered Shares on a “bought deal” basis, at the purchase price of $1.30 per Offered Share (the “Offering Price”) for aggregate gross proceeds to the Company of $10,000,000. The Underwriters shall have the right to cause the Offered Shares to be purchased by the substituted purchasers in place of the Underwriters (“Substituted Purchasers”), and the obligation of the Underwriters to purchase the Offered Shares shall be reduced to an amount equal to the number of Shares purchased by each Substituted Purchaser. The price of any Offered Share sold under this Agreement (as defined below) shall be the Offering Price.

The Company hereby grants an option (the “Over-Allotment Option”) to the Underwriters entitling the Underwriters to purchase up to an additional 15% of the Offered Shares, at the Offering Price, exercisable in whole or in part at any time for a period of 30 days following and including the Closing Date (as defined below). The Underwriters will provide the Company with notice, in the form provided at Schedule “A”, of their intention to exercise all, or a portion of, their Over-Allotment Option at least two (2) Business Days (as defined below) prior to each proposed Closing Date in respect of each exercise of the Over-Allotment Option.

In consideration of the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay to the Underwriters the Underwriting Fee (as defined below) and deliver to the Underwriters the Compensation Options (as defined below) at the Closing Time (as defined below), in accordance with Section 16 of this Agreement (as defined below).

The Underwriters propose to distribute the Offered Shares in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus (as defined below). The Offered Shares may also be offered and sold in the United States (as defined below), on a private placement basis in accordance with Schedule “B” attached hereto, which Schedule forms a part of this Agreement. Accordingly, the Underwriters, acting through their U.S. Affiliates (as defined below) in compliance with Schedule “B” hereto, may (i) re-offer and re-sell the Offered Shares in the United States to Qualified Institutional Buyers (as defined below) in accordance with Rule 144A (as defined below), or (ii) offer the Offered Shares to U.S. Accredited Investors (as defined below) for sale by the Company in accordance with Rule 506(b) of Regulation D (as defined below), and in each case in compliance with the provisions of Schedule “B” hereof. With respect to Offered Shares sold in the United States to U.S. Accredited Investors, although this Agreement is presented on behalf of the Underwriters as purchasers of the Offered Shares, all such Offered Shares sold in the United States, if any, in accordance with Rule 506(b) of Regulation D shall be sold directly to such persons as Substituted Purchasers by the Company in compliance with Schedule “B” hereto. To the extent that U.S. Accredited Investors purchase Offered Shares as Substituted Purchasers on the Closing Date, the obligations of the Underwriters to purchase Offered Shares shall be reduced by the number of Offered Shares purchased from the Company by such Substituted Purchasers.

Subject to applicable law, including applicable Securities Laws (as defined below) and the terms of this Agreement, the Offered Shares may also be distributed outside of Canada and the United States, in each jurisdiction as mutually agreed to by the Company and the Underwriters where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus, registration statement or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Company pursuant to the laws of such jurisdiction.

The Underwriters shall be entitled to appoint other registered dealers as selling group members to assist in the Offering and the Underwriters shall determine the remuneration payable to such other dealers, such remuneration to be the sole responsibility of the Underwriters.

Without affecting the firm obligation of the Underwriters to purchase from the Company 7,692,308 Offered Shares at the Offering Price in accordance with this Agreement, the Offering Price may be decreased by the Underwriters and further changed from time to time in compliance with, and up to such maximum amount as may be permitted by applicable TSX (as defined below) policies and Securities Laws. Such decrease in the Offering Price will not affect the Underwriting Fee to be paid by the Company to the Underwriters or the number of Compensation Options to be issued by the Company to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Company. The Underwriters will inform the Company if the Offering Price is decreased.

1.	Interpretation

Definitions – In addition to the terms previously defined and terms defined elsewhere in this Agreement (including the Schedules hereto), where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Act” means the Securities Act (Nova Scotia), as amended from time to time;

“Agreement” means this underwriting agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

“Applicable Laws” means, in relation to any person or persons, the Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, warehouse facilities, equipment, inventories and accounts receivable, in respect of the Company’s and the Subsidiary’s businesses in the biopharmaceutical industry;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario or Halifax, Nova Scotia;

“Canadian Securities Laws” means, collectively, all applicable securities laws, regulations, rules, rulings and orders in each of the Qualifying Jurisdictions together with applicable published policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Qualifying Jurisdictions;

“CBCA” means the Canada Business Corporations Act and the regulations enacted thereunder, in effect from time to time;

“CFPOA” has the meaning ascribed in Section 5(tt);

“Claims” has the meaning ascribed in Section 12(a);

“Closing” means the completion of any issue and sale by the Company and the purchase by the Underwriters of Offered Shares as contemplated by this Agreement;

“Closing Date” means June 21, 2017 or such other date as the Underwriters and the Company may agree, and includes, as applicable, the date of Closing in respect of each exercise of the Over-Allotment Option;

“Closing Time” means 9:00 a.m. (Toronto time) on a Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree;

“Common Shares” means the common shares in the share capital of the Company;

“Company” means Immunovaccine Inc., a corporation existing under the CBCA, and includes any successor corporation to or of the Company;

“comparables” has the meaning ascribed thereto in NI 44-101;

“Compensation Option Certificates” means the definitive form of certificate representing the Compensation Options;

“Compensation Options” has the meaning ascribed in Section 16 of this Agreement;

“Compensation Share” means a Common Share issuable upon exercise of a Compensation Option;

“Debt Instrument” means any loans, notes, bonds, debentures, indentures, promissory notes (including those issued in connection with various acquisitions), mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or the Subsidiary are a party or to which their property or assets are otherwise bound;

“Disclosure Record” means, collectively, all of the documents that have been filed by, or on behalf of, the Company with the relevant securities regulatory authorities pursuant to the continuous disclosure requirements of Canadian Securities Laws, including all material change reports, press releases and financial statements of the Company;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by the Company, whether before or after the date of this Agreement, and that are incorporated by reference or deemed to be incorporated by reference by applicable Canadian Securities Laws, into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

“Employee Plans” has the meaning ascribed in Section 5(bbb);

“Engagement Letter” means the engagement letter dated May 30, 2017 between the Company and Echelon;

“Environmental Laws” has the meaning ascribed to it in Section 5(ii);

“Excluded Transaction” has the meaning ascribed to it in Section 3(j);

“FCPA” has the meaning ascribed in Section 5(tt);

“Final Prospectus” means the English and French language versions of the (final) short form prospectus of the Company, including all of the Documents Incorporated by Reference, relating to the distribution of the Offered Shares, the issuance of the Compensation Options and the issuance of the Compensation Shares issuable upon exercise thereof which is to be filed with the Nova Scotia Securities Commission (as principal regulator) and each of the other Securities Regulators pursuant to the Passport System and NI 44-101;

“Financial Statements” means, collectively; (i) the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016 and 2015, together with the report of the auditors on those financial statements, and including the notes with respect to those financial statements; and, (ii) the unaudited interim condensed consolidated financial statements of the Company for the period ended March 31, 2017;

“Governmental Authority” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Hazardous Substances” has the meaning ascribed in Section 5(ii) of this Agreement;

“including” means “including without limitation”;

“IFRS” means international financial reporting standards set by the International Accounting Standards Board;

“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto in subsection 12(a);

“Indemnitor” has the meaning ascribed thereto in subsection 12(a);

“Lead Underwriters” has the meaning ascribed on the first page of this Agreement;

“Leased Premises” means the premises which are used or otherwise occupied by the Company and the Subsidiary and which the Company and the Subsidiary use or occupy, as applicable, as tenant, sub-tenant, leasee, sub-leasee or otherwise;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Losses” has the meaning ascribed in Section 12(a);

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, prospects, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Company and the Subsidiary considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including without limitation joint venture agreements, licences, sub-licenses, finance leases, supply agreements, distribution agreements, transportation agreements, sales agreements or any other similar type agreements, to which the Company or the Subsidiary are a party or to which their Business Assets are otherwise bound, and which is material to the Company and the Subsidiary, considered on a consolidated basis;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“misrepresentation”, “material fact”, “material change”, “subsidiary”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Act;

“Money Laundering Laws” has the meaning ascribed in Section 5(uu);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and its related memorandum of understanding;

“Offered Shares” shall have the meaning ascribed to such term on the first page of this Agreement;

“Offering” shall have the meaning ascribed to such term on the first page of this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and, if applicable, the U.S. Private Placement Memorandum;

“Offering Price” shall have the meaning ascribed to such term on the first page of this Agreement;

“Over-Allotment Option” shall have the meaning ascribed to such term on the first page of this Agreement;

“Passport System” means the system and procedures for prospectus filing and review under MI 11-102 and NP 11-202;

“Permit” means any licence, permit, approval, consent, certificates, registration or other authorization of or issued by any Governmental Authority, including for certainty any required under Environmental Laws;

“person” means an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

“Preliminary Prospectus” means the English and French language versions of the preliminary short form prospectus of the Company dated even date herewith, including all Documents Incorporated by Reference, relating to the distribution of the Offered Shares, the issuance of the Compensation Options and the issuance of the Compensation Shares issuable upon exercise thereof which is to be filed with the Nova Scotia Securities Commission (as principal regulator) and each of the other Securities Regulators pursuant to the Passport System and NI 44-101;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters, including the Substituted Purchasers in respect of Offered Shares sold in the United States, in connection with the Offering, including, if applicable, the Underwriters;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A;

“Qualifying Jurisdictions” has the meaning ascribed to such term on the first page of this Agreement;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U. S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable Securities Laws, rules, regulations, policies and other instruments promulgated by the securities regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means, collectively, the applicable securities commissions or other securities regulatory authority in each of the Qualifying Jurisdictions;

“Selling Firms” means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of the Offered Shares under the terms of this Agreement, including this Schedule “B”;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and may also include, the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Company and the Underwriters;

“standard term sheet” has the meaning ascribed thereto in NI 44-101;

“subsidiary” means a subsidiary for purposes of the Act, as constituted at the date of this Agreement;

“Subsidiary” means Immunovaccine Technologies Inc., a company incorporated under the laws of Nova Scotia, and wholly-owned by the Company;

“Substituted Purchasers” shall have the meaning ascribed to such term on the first page of this Agreement;

“Supplementary Material” means the English and French language versions of, collectively, any amendment to the Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws relating to the distribution of the Offered Shares;

“template version” has the meaning ascribed thereto in NI 44-101;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Common Shares;

“TSX” means the Toronto Stock Exchange;

“Underwriters” shall have the meaning ascribed to such term on the first page of this Agreement;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which has been provided by any Underwriter to the Company in writing specifically for use in the Offering Documents;

“Underwriting Fee” shall have the meaning ascribed to such term in Section 16 of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D;

“U.S. Affiliates” means the Underwriters’ respective United States registered broker dealer affiliates;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S promulgated under the U.S. Securities Act;

“U.S. Private Placement Memorandum” means the private placement offering memorandum in the event of an offering of the Offered Shares in the United States, which will include and supplement the Prospectus;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act.

Other

(a)	The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(b)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case and the verb shall be construed as agreeing with the required word and/or pronoun.

(c)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(d)	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Frederic Ors or Pierre Labbé after having made due and diligent enquiry of appropriate and relevant persons and documentation within or accessible by the Company (which for greater certainty shall exclude any due diligence reports or materials prepared by the Underwriters or their counsel).

2.	Covenants of the Company

The Company hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants, that the Company shall:

(a)	promptly after the execution and delivery of this Agreement by the parties hereto, the Company shall file under Canadian Securities Laws the Preliminary Prospectus and other documents relating to the proposed distribution of the Offered Shares in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable efforts to obtain a receipt or deemed receipt therefor from the Nova Scotia Securities Commission (as principal regulator), the Ontario Securities Commission and each of the other Securities Regulators pursuant to the Passport System dated the date hereof;

(b)	use its commercially reasonable efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Company shall prepare and file under the Canadian Securities Laws the Final Prospectus and other documents relating to the proposed distribution of the Offered Shares in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable efforts to obtain a receipt or deemed receipt therefor from the Nova Scotia Securities Commission (as principal regulator), the Ontario Securities Commission and each of the other Securities Regulators pursuant to the Passport System dated on or before June 15, 2017 or such other date as agreed upon between the Company and the Lead Underwriters;

(c)	until the earlier of the date on which the distribution of the Offered Shares is completed or this Agreement is terminated, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares or, in the event that the Offered Shares, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution;

(d)	provided the Underwriters have taken all action required by them hereunder and under Canadian Securities Laws to permit the Company to do so, use its commercially reasonable best efforts to secure compliance with all Canadian Securities Laws on a timely basis in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions, including the payment of all filing fees required to be paid by it in connection therewith;

(e)	advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence satisfactory to the Underwriters, acting reasonably, of each such filing and copies of such receipts;

(f)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Securities Regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in the Common Shares or any securities of the Company having been issued by any Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)	any requests made by any Securities Regulator for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(g)	allow the Underwriters to participate in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material that the Company is required to file under Canadian Securities Laws relating to the Offering;

(h)	prior to the Closing Time, allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Company will provide to the Underwriters (and their counsel) reasonable access to the premises, senior management personnel and corporate, financial and other records of the Company and the Subsidiary, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry which the Underwriters (or their counsel) may conduct, the Company shall also make available its directors, senior management, auditors and counsel to answer any reasonable questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and prior to filing each of the Preliminary Prospectus and the Final Prospectus;

(i)	use its commercially reasonable efforts for as long as any of the Compensation Options remain outstanding to remain a reporting issuer under the Securities Laws in the Selling Jurisdictions in Canada not in default of any requirement of such Securities Laws provided that this covenant shall not prevent the Company from completing any transaction (an “Excluded Transaction”) which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange or over-the-counter market or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of Applicable Laws;

(j)	ensure all information and documentation relating to the Company and its affiliates and the Offering provided to the Underwriters, directly or indirectly, orally or in writing, by the Company and its affiliates, in connection with the Underwriters’ engagement hereunder will be true, accurate and complete in all material respects and not misleading in any material respects and will not omit to state any fact or information which would be material to the Underwriters performing the services contemplated herein. The Company will bear sole responsibility for the accuracy and completeness of any disclosure document provided by it to be prepared in connection with the Offering;

(k)	at the Underwriters’ request and upon adequate notice, make members of its senior management team and certain of its directors available for meetings with potential Purchasers;

(l)	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 8 of this Agreement;

(m)	ensure that the Offered Shares shall be duly and validly allotted, authorized and issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Final Prospectus;

(n)	ensure that the Compensation Options, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Compensation Option Certificates;

(o)	ensure that the Compensation Shares shall be duly and validly authorized and reserved for issuance and, when issued following the exercise of the Compensation Options in accordance with the terms thereof, shall be issued as fully paid and non-assessable Common Shares;

(p)	ensure that the conditional acceptance of the TSX for the Offering has been obtained on or prior to the Closing Date and use its commercially reasonable efforts to ensure that the Offered Shares and Compensation Shares remain listed for trading on the TSX or any other recognized stock exchange or over-the-counter market for as long as any of the Compensation Options remain outstanding provided that this covenant shall not prevent the Company from completing any Excluded Transaction;

(q)	not take any action for as long as any of the Compensation Options remain outstanding which would reasonably be expected to result in the delisting or suspension of its Common Shares or the Compensation Shares on or from the TSX or such other principal stock exchange or over-the-counter market as the Common Shares may be listed or quoted (as the case may be), provided that this covenant shall not prevent the Company from completing any Excluded Transaction;

(r)	not, at any time prior to the closing of the Offering, halt the trading of the Common Shares of the Company on the TSX, without the prior consent of the Underwriters, acting reasonably;

(s)	not, directly or indirectly, without the prior written consent of the Lead Underwriters: (a) issue, offer, sell, contract to sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or announce any intention to do so) any securities of the Company; or make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares of the Company, whether any such transaction described in this Section 2(s) is to be settled by delivery of Common Shares of the Company, other securities, cash or otherwise, or make any announcement with respect to the foregoing for a period commencing on the Closing Date and ending on the earlier of the termination of this Agreement in accordance with its terms and 90 days following the Closing Date, except securities issued: (i) pursuant to the exercise or conversion, as the case may be, of convertible securities of the Company outstanding as of the Closing Date; (ii) under the Company’s stock option plan, deferred share unit plan or any other security based compensation arrangements of the Company; (iii) to a shareholder or owner of an acquisition target as full or partial consideration for an arm’s length acquisition by the Company or one of its Subsidiaries; and (iv) pursuant to the Offering. The Company further acknowledges and understands that it will use its best efforts to cause its senior officers and directors to enter into lock-up agreements in which they will agree not to, directly or indirectly, offer, sell, dispose, secure, or otherwise transfer, dispose of or otherwise dispose of, any securities of the Company for a period of 90 days following the Closing Date, in each case without the prior written consent of the Lead Underwriters;

(t)	execute and file with the Securities Regulators all forms, notices and certificates required to be filed pursuant to the Securities Laws in the time required by the applicable Securities Laws, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to Section 8 of this Agreement required to be filed by the Company and, for as long as any of the Offered Shares or Compensation Options remain outstanding, to comply with all applicable continuous disclosure obligations under the Act, including but not limited to filing all required financial statements; and

(u)	use the net proceeds of the Offering for the purposes set out in the Prospectus.

3.	Deliveries on Filing, Marketing Materials and Related Matters

(a)	The Company shall deliver without charge to the Underwriters, at those delivery points in the Qualifying Jurisdictions as the Underwriters may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 2:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, a receipt is obtained for the Preliminary Prospectus and the Final Prospectus, as applicable, in each of the Qualifying Jurisdictions under the Passport System, and thereafter from time to time during the distribution of the Offered Shares, in such cities in the Qualifying Jurisdictions as the Underwriters shall notify the Company, as many commercial copies of the Preliminary Prospectus, the Final Prospectus (and in the event of any amendment to a Prospectus, such amendment) and the U.S. Private Placement Memorandum as the Underwriters may reasonably request for the purposes contemplated under this Agreement and under Canadian Securities Laws. The Company will similarly cause to be delivered to the Underwriters, in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request, commercial copies of any Supplementary Material required to be delivered to Purchasers or prospective Purchasers. Each delivery of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material will have constituted and constitute the Company’s consent to the use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Underwriters for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws.

(b)	concurrently with the filing of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material:

(i)	an opinion of counsel to the Company in Québec, dated the date of the Preliminary Prospectus, the Final Prospectus or Supplementary Material to the effect that the French language version of the Preliminary Prospectus, the Final Prospectus or the Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference therein, except in the case of the Preliminary Prospectus, pursuant to the terms of the exemption from the French translation thereof granted to the Company by the Autorité des marchés financiers du Québec dated as of June 2, 2017), as applicable, and to the extent that the auditors of the Company provide the opinion in Section 3(b)(ii) below in respect of the Financial Statements as to which no opinion need be expressed by such counsel in respect of such Financial Statements, is, in all material respects, a complete and proper translation of the English language version thereof; and

(ii)	an opinion from the auditors of the Company only with respect to the Financial Statements translated by it, dated the date of the Preliminary Prospectus, the Final Prospectus or Supplementary Material, as applicable, to the effect that the French language version of the Financial Statements and the remaining financial data upon which auditors usually opine included in the Preliminary Prospectus, the Final Prospectus or the Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference therein, except in the case of the Preliminary Prospectus, pursuant to the terms of the exemption from the French translation thereof granted to the Company by the Autorité des marchés financiers du Québec dated as of June 2, 2017), as applicable, is in all material respects, a complete and proper translation of the English language version thereof (or wording having similar effect).

(c)	Concurrently with the filing of the Final Prospectus with the Securities Regulators, the Company shall deliver to the Underwriters and their counsel a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the auditors of the Company with respect to financial and accounting information relating to the Company contained in or incorporated by reference in the Final Prospectus, which letter shall be based on a review by the auditors of the Company within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the consent letter of the auditors of the Company addressed to the Securities Regulators.

(d)	The Company shall deliver to the Underwriters a copy of the preliminary U.S. Private Placement Memorandum upon filing of the Preliminary Prospectus or the final U.S. Private Placement Memorandum upon filing of the Final Prospectus, if and as applicable.

(e)	Prior to the filing of the Final Prospectus with the Securities Regulators, the Company shall deliver to the Underwriters copies of all correspondence from the TSX indicating that the application for the listing and posting for trading on the TSX of the Offered Shares and the Compensation Shares issuable upon exercise of the Compensation Options have been approved for listing subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSX as set out in its conditional approval letter in respect of the Offering.

(f)	The Company shall prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material.

(g)	Delivery of the Offering Documents by the Company shall constitute the representation and warranty of the Company to the Underwriters that, as at their respective dates of filing:

(i)	all information and statements (except Underwriters’ Information) contained in the Offering Documents, as the case may be, are true and correct as at the respective dates of filing, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Shares;

(ii)	no material fact or information (except Underwriters’ Information) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	such documents (except Underwriters’ Information) comply in all material respects with the requirements of Canadian Securities Laws.

(h)	During the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Company will use its commercially reasonable efforts to promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, and will not publish those press releases (unless otherwise required by Canadian Securities Laws) except with the prior approval of the Lead Underwriters, which approval will not be unreasonably withheld or delayed. The Company will include the following (or a similar) legend on the first page of any press release made in respect of the Offering: “Not for distribution to United States newswire services or for dissemination in the United States”.

(i)	During the distribution of the Offered Shares, the Company and the Lead Underwriters shall approve in writing (prior to such time that Marketing Materials are provided to potential Purchasers) any Marketing Materials reasonably requested to be provided by the Underwriters to any potential Purchaser and such Marketing Materials shall comply with Canadian Securities Laws. The Company shall file a template version of such Marketing Materials with the Securities Regulators as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Company and the Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day such approved Marketing Materials are first provided to any potential Purchaser, and such filing shall constitute the Underwriters’ authority to use such Marketing Materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Regulators by the Company.

(j)	The Company and each of the Underwriters, on a several basis, covenant and agree:

(i)	not to provide any potential Purchaser with any Marketing Materials unless a template version of such Marketing Materials has been approved in writing and filed by the Company with the Securities Regulators on or before the day such Marketing Materials are first provided to any potential Purchaser; and

(ii)	other than the Marketing Materials (or such other materials as are required to be delivered to a potential Purchaser under Canadian Securities Laws), not to provide any potential Purchaser with any materials or information in relation to the distribution of the Offered Shares or the Company other than (A) such Marketing Materials that have been approved and filed in accordance with subsection 3(j)(i), (B) the Preliminary Prospectus and the Final Prospectus, and (C) any standard term sheets approved in writing by the Company and the Lead Underwriters.

4.	Material Changes During Distribution

(a)	During the period from the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Shares in accordance with their obligations herein, the Company shall promptly notify the Underwriters (and, confirm such notification in writing) of:

(i)	any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company, taken as a whole;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) previously publicly disclosed by the Company which fact or change is, or may be, of such a nature as to render any statement publicly made by the Company misleading or untrue in any material respect.

(b)	During the period from the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Shares in accordance with their obligations herein, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws as a result of such change. The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 3.

5.	Representations, Warranties and Covenants of the Company

The Company represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Shares, that:

(a)	Good Standing of the Company. The Company: (i) is a corporation existing under the laws of Canada and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the CBCA; (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as now carried on by it; and (iii) has all requisite corporate power and authority to issue and sell the Offered Shares and to execute, deliver and perform its obligations under this Agreement and the Compensation Option Certificates;

(b)	Good Standing of Subsidiary. The Company’s only subsidiary is the Subsidiary. The Subsidiary is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiary have been duly authorized and validly issued, are fully paid and are directly beneficially owned by the Company, free and clear of any Liens, except as disclosed in the Financial Statements. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to issue, sell, transfer or otherwise dispose of any securities of the Subsidiary;

(c)	No Proceedings for Dissolution. No act or proceeding has been taken by or against the Company or the Subsidiary in connection with their liquidation, winding-up or bankruptcy, or to their knowledge are pending;

(d)	Capitalization. The authorized and issued share capital of the Company consists of an unlimited number of Common Shares, of which 119,900,097 are issued and outstanding as at the close of business on June 5, 2017, and an unlimited number of preferred shares, of which none are issued and outstanding as at the close of business on June 5, 2017. As of June 5, 2017, 7,612,683 warrants and 5,007,440 options to acquire Common Shares are issued and outstanding. Neither the Company nor its Subsidiary are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any securities of the Company or its Subsidiary. The Board has approved the implementation of a deferred share unit plan subject to TSX and shareholder approval;

(e)	Share Capital of Subsidiary. The authorized and issued share capital of the Subsidiary consists of 500,000,000 Common Shares without nominal or per value of which 42,414,123 are issued and outstanding and all of which are held directly by the Company;

(f)	Form of Certificates. The form and terms of the definitive certificates, if any, representing the Offered Shares and the Compensation Options have been approved and adopted by the board of directors of the Company and do not conflict with any Applicable Laws and comply with the rules and regulations of the TSX;

(g)	TSX Listing. The Common Shares are listed and posted for trading on the TSX and neither the Company nor its Subsidiary has taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX;

(h)	Stock Exchange Compliance. The Company is, and will at the Closing Time be, in compliance in all material respects with the by-laws, rules and regulations of the TSX;

(i)	No Cease Trade Orders. No order ceasing or suspending trading in securities of the Company or prohibiting the sale of securities by the Company has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Company’s knowledge, pending, contemplated or threatened;

(j)	Reporting Issuer Status. As at the date hereof and at the time of Closing, the Company is a “reporting issuer” within the meaning of Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and Newfoundland and Labrador, and is not currently in default of any requirement of the Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any of the Securities Regulators of such jurisdictions. At the time of Closing, the Company will also be a “reporting issuer” within the meaning of Securities Laws in Québec and will not be in default of any requirement of the Securities Laws in Québec and the Company will not be included on a list of defaulting reporting issuers maintained by the Securities Regulator of Québec.

(k)	Short Form Prospectus Eligibility. The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws and, on the date of and upon filing of the Final Prospectus, there will be no documents required to be filed under applicable Canadian Securities Laws in connection with the Offering and the qualification of the distribution of the Offered Shares that will not have been filed as required;

(l)	Shares Valid. The Offered Shares have been duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Company pursuant to this Agreement, against payment for the Offered Shares as set forth herein, will be validly issued as fully paid and non-assessable Common Shares. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(m)	Compensation Options Valid. The Compensation Options have been duly and validly created and the Compensation Options and Compensation Shares have been duly and validly authorized for issuance pursuant to this Agreement and when issued and delivered by the Company pursuant to this Agreement, will be validly issued as fully paid and non-assessable securities of the Company. The Compensation Options and Compensation Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(n)	Qualified Investments. The Offered Shares will qualify as “qualified investments” under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax free savings accounts;

(o)	Transfer Agent. The Transfer Agent at its offices in Toronto, Ontario and Halifax, Nova Scotia has been duly appointed as the transfer agent and registrar for the Common Shares;

(p)	Absence of Rights. Other than as set out in 5(d) above, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or any other agreement or option, for the issue or allotment of any unissued shares of the Company or any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company;

(q)	Corporate Actions. The Company has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement, the Prospectus and the Compensation Option Certificates, (ii) to validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares; and (iii) to grant the Compensation Options and upon payment therefor, to validly issue the Compensation Shares as fully paid and non-assessable Common Shares;

(r)	Valid and Binding Documents. This Agreement and the Compensation Option Certificates have been, or will be, as applicable, duly authorized, executed and delivered by the Company and each constitutes a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations of Actions Act (Nova Scotia);

(s)	No Consents, Approvals etc. The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Company do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party, except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX, including in compliance with the Securities Laws regarding the distribution of the Offered Shares in the Selling Jurisdictions; and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws;

(t)	Continuous Disclosure. The Company is in compliance in all material respects with its timely disclosure obligations under Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Company and its Subsidiary (taken as a whole) which has not been publicly disclosed, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof;

(u)	Forward-Looking Information. With respect to forward-looking information contained in the Company’s public disclosure documents: (i) the Company has a reasonable basis for the forward-looking information; and (ii) all material forward-looking information is identified as such, and all such documents cautions users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information;

(v)	Financial Statements. The Financial Statements:

(i)	present fairly, in all material respects, the financial position of the Company on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements;

(w)	Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiary whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;

(x)	Accounting Policies. There has been no change in accounting policies or practices of the Company or its subsidiary since December 31, 2016;

(y)	Liabilities. Neither the Company, nor the Subsidiary has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect;

(z)	Independent Auditors. The auditors who reported on and certified the Financial Statements for the fiscal year ended December 31, 2016 are independent with respect to the Company within the meaning of Canadian Securities Laws and there has not been a “reportable event” (within the meaning of NI 51-102) with any past or present auditors of the Company during the last three years;

(aa)	Accounting Controls. The Company and the Subsidiary maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Each of the Company and the Subsidiary maintain disclosure controls and procedures and internal control over financial reporting as those terms are defined in NI 52-109 and as at December 31, 2016, such controls were effective. Since the end of the Company’s most recent audited fiscal year, the Company is not aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting;

(bb)	Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of NI 52-110, and the audit committee of the Company operates in accordance with all material requirements of NI 52-110;

(cc)	Purchases and Sales. Neither the Company nor the Subsidiary has approved, has entered into any agreement in respect of:

(i)	the purchase of any Business Assets or any interest therein, or the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiary whether by asset sale, transfer of shares, or otherwise, other than as disclosed in the continuous disclosure record of the Company;

(ii)	the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or the Subsidiary or otherwise) of the Company or the Subsidiary;

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares;

(dd)	Title to Business Assets. The Company and the Subsidiary have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens, except for those Liens disclosed in the Financial Statements and no other rights or Business Assets are necessary for the conduct of the business of the Company or the Subsidiary as currently conducted or as proposed to be conducted. The Company knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Company or the Subsidiary to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets, neither the Company nor the Subsidiary have any obligation to pay any ongoing commission, license fee or similar payment to any person in respect thereof and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets of the Company or the Subsidiary;

(ee)	Compliance with Laws and Regulatory Approvals and Authorizations. All operations of the Company and its Subsidiary in respect of or in connection with the Business Assets have been and continue to be conducted in material compliance with all applicable laws; except as would not result in a Material Adverse Effect, the Company and the Subsidiary have obtained and are in compliance with all regulatory approvals, licenses, consents, permits, certificates, registrations, filings and authorizations under all applicable laws, including import and trade laws, in the jurisdictions in which they carry on business, to permit them to conduct their business as currently conducted or proposed to be conducted;

(ff)	Business Operations. All agreements with third parties (including all suppliers, vendors, distributors and customers) for the provision/supply or sale of supplies, products or services in connection with the business of the Company and the Subsidiary, have been entered into and are being performed in material compliance with their terms;

(gg)	Business Relationships. There exists no actual or, to the knowledge of the Company, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Company or the Subsidiary, with any supplier, vendor, distributor or customer, or any group of suppliers, vendors, distributors or customers whose business with or whose inventories or purchases provided to the business of the Company or the Subsidiary are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Company or the Subsidiary. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Company or the Subsidiary from conducting such business with any such supplier, vendor, distributor or customer, or group of suppliers, vendors, distributors or customers in the same manner in all material respects as currently conducted or proposed to be conducted;

(hh)	Leased Premises. With respect to any Leased Premises, the Company or the Subsidiary who occupies the Leased Premises has the exclusive right to occupy and use the Leased Premises, the use by the Company and the Subsidiary of each of their Leased Premises is permitted by the terms of the real property lease relating to such Leased Premises, and each of the leases pursuant to which the Company or the Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The Company conducted all necessary procedures in accordance with its internal programs to identify and address any contamination issues prior to the leasing of any such Leased Premises. Neither the Company nor the Subsidiary is in breach or default of any material term or provision of any real property lease, or has received any notice or other communication from the owner or manager of any of the Leased Premises that the Company or the Subsidiary is not in compliance with any term or condition of any such real property lease, and to the best knowledge of the Company, no notice or other communication is pending or has been threatened. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(ii)	Environmental Laws.

(i)	Each of the Company and the Subsidiary is in compliance with any and all applicable federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health and safety, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, fluids, pollutants, contaminants, wastes, toxic substances, radioactive materials, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Substances”) or to the manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Laws”), except where the violation would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;

(ii)	the Company and the Subsidiary have all Permits necessary for the ownership and use of the Business Assets and the operation of the business carried on or proposed to be carried on by them, and all such Permits are valid, subsisting, in good standing and in full force and effect, and each of the Company and the Subsidiary is in compliance with the requirements thereof, except where such failure would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect. The Company has not received any notification pursuant to any Environmental Laws that any work, repairs, or capital expenditures are required to be made by it or the Subsidiary as a condition of continued compliance with any Environmental Laws or Permits, or that any such Permits are about to be reviewed, made subject to limitation or condition, revoked, withdrawn or terminated, and to the knowledge of the Company, no such procedures or proceedings are pending or threatened;

(iii)	all facilities and properties currently or, to the knowledge of the Company, formerly owned, leased, used or otherwise controlled, and any and all operations of the Company and the Subsidiary in connection with their business, have been operated and conducted in material compliance with all applicable laws, rules, regulations, order and directions of any Government Authority, including Environmental Laws and Permits, and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies;

(iv)	there are no outstanding, pending or, to the knowledge of the Company, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, order, directions or notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws or reclamation or closure obligations against the Company or the Subsidiary, which if determined adversely, would reasonably be expected to have a Material Adverse Effect and the Company knows of no basis for any such aforementioned liabilities to arise in the future as a result of any activity conducted by the Company or the Subsidiary (including any predecessor companies thereof), on any properties currently or formerly owned, leased, used or otherwise controlled by them. Neither the Company or its Subsidiary (including any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Company nor its Subsidiary (including any predecessor companies thereof) has settled any allegation of material non-compliance short of prosecution;

(v)	the Company and its Subsidiary has operated its business at all times and has received, handled, manufactured, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws, there have been no spills, releases, deposits or discharges of Hazardous Substances into the earth, air or into any body of water or any municipal or other sewer or drainage systems by the Company or the Subsidiary that have not been remedied and neither the Company nor the Subsidiary have received any notice wherein it is alleged or stated that it is potentially responsible in a material amount for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws;

(vi)	neither the Company nor the Subsidiary has failed to report to any Governmental Authority, the occurrence of any event which is required to be so reported under Environmental Laws or the terms and conditions of any Permits; and

(vii)	there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiary except for ongoing assessments conducted by or on behalf of the Company or the Subsidiary in the ordinary course;

(jj)	Intellectual Property. The Company and the Subsidiary own, subject to the Liens described in the Financial Statements or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses as now conducted, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company and the Subsidiary with respect to the foregoing. To the knowledge of the Company, the Company’s business, including that of the Subsidiary, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No claim has been made against the Company or the Subsidiary alleging the infringement by the Company or the Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person;

(kk)	Insurance. The Company and the Subsidiary maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiary, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and the Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business and the business of the Subsidiary at a cost that would not have a Material Adverse Effect, and neither the Company nor the Subsidiary has failed to promptly give any notice of any material claim thereunder;

(ll)	Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and of the Subsidiary have been publicly disclosed by the Company and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Subsidiary have performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions (including all financial covenants) contained in each Material Agreement and Debt Instrument. Neither the Company nor the Subsidiary is in violation, breach or default nor has it received any notification from any party claiming that the Company or the Subsidiary is in breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument;

(mm)	No Material Changes. Since March 31, 2017: (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Company and the Subsidiary considered on a consolidated basis; and (ii) there have been no transactions entered into by the Company or the Subsidiary, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiary considered as one enterprise;

(nn)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company, the Subsidiary or the Business Assets (including in respect of any product liability claims, drug products, material patents, patent applications, copyrighted material, technologies, licenses or proprietary or other data or confidential information currently licensed or employed by the Company and its Subsidiary) which is required to be disclosed by the Company, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Company or the Subsidiary is a party or of which any of their respective property or assets is subject, which have not been publicly disclosed by the Company include only ordinary routine litigation incidental to the business, properties and assets of the Company and the Subsidiary and would not reasonably be expected to result in a Material Adverse Effect;

(oo)	Regulatory. The Company represents and warrants that: (i) the Company and its Subsidiary is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its product candidates and activities and the United States Federal Food, Drug and Cosmetic Act and related legislation and regulations in the United States and the European Union; (ii) the Company and its Subsidiary is in compliance with the following specific requirements relating to product candidates and activities in Canada and to applicable foreign jurisdictions, including the United States: (A) all of the products used by the Company and its Subsidiary comply in all material respects with any conditions of approval and the terms of the applications, if any, submitted by or on behalf of the Company to Health Canada, the United States Food and Drug Administration, and to applicable foreign regulatory bodies; (B) all adverse events that were required to be reported by Company or its Subsidiary to Health Canada, the United States Food and Drug Administration, and to corresponding foreign regulatory bodies have been reported to Health Canada, the United States Food and Drug Administration and said corresponding foreign regulatory body in a timely manner; and (C) all stability studies required to be performed by or on behalf of the Company for products used by the Company or its Subsidiary have been, to the knowledge of the Company, completed or are ongoing in accordance with the applicable Health Canada requirements and to the requirements of the applicable foreign jurisdictions, including in the United States; and (iii) all clinical trials of the Company and its Subsidiary have been, to the knowledge of the Company, rendered in accordance with good clinical practices as required by the Food and Drug Administration;

(pp)	Absence of Defaults and Conflicts. Neither the Company nor the Subsidiary is in material violation, default or breach of, and the execution, delivery and performance of this Agreement and the consummation of the transactions and compliance by the Company with its obligations hereunder and thereunder, the sale of the Offered Shares do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Company, or the Subsidiary under the terms or provisions of: (i) any Material Agreements or Debt Instruments; (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Company or the Subsidiary; (iii) any existing applicable law, statute, rule, regulation including applicable Securities Laws; or (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company, or the Subsidiary or any of their assets, properties or operations.

As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Company or the Subsidiary;

(qq)	Labour. No material labour dispute with the employees of the Company or the Subsidiary currently exists or, to the knowledge of the Company, is imminent. Neither the Company nor the Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company, no other action has been taken or is contemplated to organize any employees of the Company or the Subsidiary;

(rr)	Taxes. All tax returns, reports, elections, withholdings, remittances and payments of the Company and the Subsidiary required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, withholding or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Company and of the Subsidiary have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). To the best of the knowledge of the Company, after due enquiry, no examination of any tax return of the Company or the Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiary;

(ss)	Unlawful Payment. Neither the Company nor the Subsidiary nor to the knowledge of the Company, any employee or agent of the Company or the Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any Canadian or United States federal, state, provincial or municipal office or any similar office of any other country, or failed to disclose fully any contribution, in violation of any law, or made any payment to any federal, provincial, state or municipal governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(tt)	Foreign Corrupt Practices Act. None of the Company, its Subsidiary or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or its Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), or any “foreign public official” (as such term is defined in the CFPOA), or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, and the Company and, to the knowledge of the Company , its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA;

(uu)	Money Laundering Laws. The operations of the Company and its Subsidiary are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(vv)	Significant Acquisitions. The Company has not entered into any agreement to complete any “significant acquisition” nor is it contemplating any “probable acquisitions” (as such terms are defined in NI 51-102);

(ww)	Compliance with Laws. The Company has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the Company nor the Subsidiary are aware of any legislation or proposed legislation which they anticipate will have a Material Adverse Effect;

(xx)	No Loans. Neither the Company nor the Subsidiary have made any material loans to or guaranteed the material obligations of any person, other than loans and guarantees between the Company and the Subsidiary;

(yy)	Directors and Officers. To the best of its knowledge, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(zz)	Public Disclosure Record. All information which has been prepared by the Company relating to the Company, the Subsidiary and the business, property and liabilities of the Company and the Subsidiary and publicly disclosed in the Disclosure Record and provided to the Underwriters in writing, was, as of the respective dates of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading, and to the knowledge of the Company, all information which has been prepared by the Company relating to the Company, the Subsidiary and the business, property and liabilities of the Company and the Subsidiary and provided to the Underwriters in writing was, as of the respective dates of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(aaa)	Minute Books and Records. The minute books and records of the Company and the Subsidiary made available to legal counsel for the Underwriters in connection with their due diligence investigations of the Company to the date hereof are all of the minute books and records of the Company and the Subsidiary and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiary, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company and the Subsidiary to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company and the Subsidiary;

(bbb)	Employee Plans. The Company has publicly disclosed as of the Closing Date, to the extent required by applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(ccc)	Dividends. Except as disclosed in the Financial Statements, there are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company in the constating documents or in any Material Agreements or Debt Instruments;

(ddd)	Fees and Commissions. Other than the Underwriters pursuant to this Agreement, there is no other person acting at the request of the Company, or to the knowledge of the Company, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(eee)	Entitlement to Proceeds: Other than the Company, there is no person that is or will be entitled to demand the proceeds of the Offering;

(fff)	Related Parties. None of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Nova Scotia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and the Subsidiary, on a consolidated basis. Neither the Company nor the Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with them;

(ggg)	Compliance with this Agreement: The Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the date hereof and in connection with the filing of the Preliminary Prospectus; and

(hhh)	Full Disclosure. The Company has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Company, its subsidiary or the Offering.

6.	Representations, Warranties and Covenants of the Underwriters

The Underwriters hereby represent, warrant and covenant to the Company, and acknowledge that the Company is relying upon such representations and warranties, that:

(a)	the Underwriters are valid and subsisting corporations under the laws of the jurisdictions in which they were respectively incorporated, continued or amalgamated and have good and sufficient right and authority to enter into this Agreement and complete the transactions under this Agreement on the terms and conditions set forth herein;

(b)	during the period of distribution of the Offered Shares by or through the Underwriters, the Underwriters will offer and sell the Offered Shares to the public only in the Selling Jurisdictions where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other selling group members;

(c)	they will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares;

(d)	they will not directly or indirectly, solicit, offer to purchase or sell the Offered Shares or deliver any Offering Document to purchasers in any jurisdiction, other than the Qualifying Jurisdictions, that would require the filing of a prospectus, registration statement, offering memorandum or similar document or would result in the Company having any reporting or other obligation in such jurisdiction, including, without limitation, the United States, and each Underwriter shall ensure that each selling group member will comply with the provisions of this Section 6;

(e)	they shall not provide to prospective Purchasers any document or other material that would constitute an “offering memorandum” within the meaning of Canadian Securities Laws;

(f)	upon the Company obtaining the necessary receipt or deemed receipt in each of the Qualifying Jurisdictions pursuant to the Passport System and NI 44-101, they shall deliver one copy of each of the Offering Documents, as applicable, to each of the Purchasers;

(g)	they will not make use of any “greensheet” or marketing materials in respect of the Company and the Offering, other than the Marketing Materials, without the prior written approval of the Company;

(h)	they will not make any representations or warranties with respect to the Company, or Common Shares other than as set forth in this Agreement, the Offering Documents or otherwise without the prior written approval of the Company;

(i)	they will use commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time. The Lead Underwriters will notify the Company when the Underwriters have ceased the distribution of the Offered Shares, and, within thirty (30) days after the Closing Date, will provide the Company, in writing, with a breakdown of the number of Offered Shares distributed (i) in each of the Qualifying Jurisdictions, and (ii) in any other Selling Jurisdictions; and

(j)	they acknowledge and agree that the Offered Shares, the Compensation Options and the underlying Compensation Shares have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and that the Compensation Options may not be exercised for the account or benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to registration under the U.S. Securities Act and the applicable Securities Laws of any state of the United States. Each Underwriter agrees that it will not engage in any Directed Selling Efforts (as defined in Schedule “B” hereto) with respect to any Compensation Options or Compensation Shares and will not offer or sell any Compensation Options or Compensation Shares in the United States unless in compliance with an exemption from the registration requirements of the U.S. Securities Act and any applicable Securities Laws.

(k)	they acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may only be offered and sold in the United States pursuant to available exemptions from the registration requirements of the U.S. Securities Act and applicable Securities Laws and in compliance with Schedule “B” to this Agreement.

It is agreed that no Underwriter will be liable for any act, omission, default or conduct by any other Underwriter under the foregoing Section 6. Further, no Underwriter will be liable to the Company under this section or Schedule “B” with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this section or Schedule “B” if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

7.	Closing Deliveries

The purchase and sale of the Offered Shares shall be completed at the Closing Time electronic exchange or at the offices of the Company’s counsel, McCarthy Tétrault LLP or at such other place as the Lead Underwriters and the Company may agree upon in writing, provided however, that at or prior to the Closing Time, the Company shall duly and validly deliver to the Underwriters in Toronto, Ontario the Offered Shares, whether by way of electronic deposit or delivery of certificates in definitive form as directed by the Lead Underwriters, against payment to the Company of the net aggregate Offering Price therefor, in lawful money of Canada payable at par in the City of Toronto. The Underwriters may discharge their payment obligations under this Section 7 by wire transfer or certified cheque of the gross proceeds from the sale of the Offered Shares less the Underwriting Fee and Underwriters’ reasonable expenses in accordance with Section 16 and Section 10 hereof.

In order to facilitate an efficient and timely closing at the Closing Time, the Underwriters may choose to initiate a wire transfer of funds to the Company prior to the Closing Time. If the Underwriters do so, the Company agrees that such transfer of funds to the Company prior to the Closing Time does not constitute a waiver by the Underwriters of any of the conditions set out in Section 8. Further, the Company agrees that any such funds received from the Underwriters prior to the Closing Time will be held in trust by the Company solely for the benefit of the Underwriters until the Closing Time and if the closing does not occur at the scheduled Closing Time, such funds will be immediately returned by wire transfer to the Underwriters without interest. Upon satisfaction of the conditions of such closing and the delivery to the Underwriters of the items set out in this Section 7, the funds held in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Company in satisfaction of the obligation of the Underwriters under this Section 7 and upon such delivery the trust constituted by this Section 7 shall be terminated without further formality.

8.	Closing Conditions

Each Purchaser’s obligation to purchase the Offered Shares at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)	the Underwriters shall have received at the Closing Time a certificate dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriters and their counsel, with respect to the articles and notice of articles of the Company, all resolutions of the Company’s board of directors relating to the Offering, this Agreement, the Compensation Option Certificates, the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

(b)	the Underwriters shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSX required to be made or obtained by the Company in order to complete the Offering (including the listing and posting for trading on the TSX of the Offered Shares and Compensation Shares upon the due exercise of the Compensation Options) shall have been conditionally accepted by the TSX, subject only to satisfaction by the Company of customary post-closing listing conditions imposed by the TSX in similar circumstances;

(c)	this Agreement and the Compensation Option Certificates shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)	the Underwriters shall have received favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ counsel acting reasonably, dated the Closing Date, from McCarthy Tétrault LLP, counsel for the Company and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)	as to the Company being a corporation existing under the CBCA;

(ii)	as to the Company having all requisite corporate power and capacity to carry on its business as presently carried on and to own and lease its properties and assets;

(iii)	as to the authorized and issued capital of the Company;

(iv)	as to the corporate power and authority of the Company to carry out its obligations under this Agreement and the Compensation Option Certificates and to issue the Offered Shares, the Compensation Options and the Compensation Shares;

(v)	the execution and delivery of this Agreement, the Compensation Option Certificates, the performance by the Company of its obligations hereunder and thereunder, or the sale or issuance of the Offered Shares, the Compensation Options and the Compensation Shares does not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Company, any resolutions of the shareholders or directors of the Company, or any Applicable Laws;

(vi)	each of this Agreement and the Compensation Option Certificates has been duly authorized and executed and delivered by the Company (and for greater certainty, all necessary corporate action has been taken by the Company to authorize the execution and delivery thereof), and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, subject to customary qualifications, including that enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by Applicable Laws;

(vii)	the Offered Shares have been duly authorized, allotted and issued as fully paid and non-assessable Common Shares;

(viii)	the form and terms of the definitive certificates, if any, representing the Offered Shares and the Compensation Options have been approved by the directors of the Company and do not conflict with any Applicable Laws;

(ix)	the Compensation Options have been duly and validly issued and created and the Compensation Shares have been reserved and authorized and allotted for issuance to the Underwriters and, upon the due exercise of the Compensation Options, in accordance with the provisions of the Compensation Option Certificates, the Compensation Shares will be validly issued as fully paid and non-assessable Common Shares;

(x)	all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under Canadian Securities Laws of the Qualifying Jurisdictions to qualify the distribution of the Offered Shares to the public in each of the Qualifying Jurisdictions through dealers duly and properly registered under the applicable laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(xi)	the documents (including the Preliminary Prospectus, the Final Prospectus and any Supplementary Material) to be delivered to purchasers in Québec comply with the laws of the Province of Québec relating to the use of the French language provided that a French version of such document has been provided;

(xii)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Preliminary Prospectus and the Final Prospectus and the filing of such documents under Canadian Securities Laws;

(xiii)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements set out in the Final Prospectus under the heading “Eligibility for Investment” and “Canadian Federal Income Tax Consequences” are true and correct as at the date of the Final Prospectus;

(xiv)	that the attributes of the Common Shares conform in all material respects with the description thereof contained in the Final Prospectus;

(xv)	the TSX has conditionally accepted the listing and posting for trading on the TSX of the Offered Shares and Compensation Shares issuable upon the due exercise of the Compensation Options; and

(xvi)	such other matters as the Underwriters’ or their legal counsel may reasonably request prior to the Closing Time;

(e)	the Underwriters shall have received at the Closing Time from the United States counsel to the Company, Troutman Sanders LLP, a favourable legal opinion, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, dated the Closing Date and addressed to the Underwriters and their counsel, that the offer and sale in the United States of the Offered Shares is not required to be registered under the U.S. Securities Act if made in accordance with this Agreement including Schedule “B”;

(f)	the Underwriters shall have received favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ counsel acting reasonably, dated the Closing Date, from local legal counsel of the Company in respect of the Subsidiary, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)	the Subsidiary has been duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation;

(ii)	the authorized capital of the Subsidiary;

(iii)	as to the holder of all of the issued and outstanding shares of the Subsidiary; and

(iv)	the Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business;

(g)	the Underwriters shall have received from the Company a certificate of the Transfer Agent, which certifies the number of Common Shares issued and outstanding on the date prior to the Closing Date;

(h)	the Underwriters shall have received certificates of status or similar certificates with respect to the jurisdictions in which the Company and the Subsidiary are incorporated, each dated within one Business Day prior to the Closing Date;

(i)	the representations and warranties of the Company contained in this Agreement will be true and correct at and as of the Closing Time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company will have been performed, complied with or satisfied prior to that time;

(j)	all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement, the delivery of the Offering Documents, the issuance and sale of the Offered Shares, the issuance of the Compensation Options and the Compensation Shares issuable upon exercise thereof and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable;

(k)	at the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or any of the Company’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Company, threatened by any securities regulatory authority or the TSX;

(l)	the Underwriters not having exercised any rights of termination set forth herein;

(m)	at each Closing of an exercise of the Over-Allotment Option, the Underwriters shall have received, in addition to the foregoing deliverables, a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, certifying for and on behalf of the Company, to the best of their knowledge,

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of such officers, pending, contemplated or threatened by any regulatory authority; and

(ii)	the representations, warranties and covenants of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(n)	the Underwriters will have received such other certificates, opinions, agreements or closing documents in form and substance reasonably satisfactory to the Underwriters as the Underwriters may reasonably request at least 48 hours prior to the Closing Time.

9.	Rights of Termination

The Underwriters may terminate their obligations on or before Closing in the following circumstances, if at any time prior to the Closing:

(a)	there is a material change or a change in a material fact (as defined under Canadian securities regulation) or a new material fact arises or a previously undisclosed material fact become discovered that has or would reasonably be expected to have, in the sole opinion of the Lead Underwriters, acting reasonably, a significant adverse change or effect on the business or affairs of the Company or on the market price or the value of the securities of the Company;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in, the sole opinion of the Lead Underwriters, acting reasonably, seriously adversely affects or involves or would reasonably be expected to seriously adversely affect or involve the financial markets generally or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company;

(c)	any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX and the Securities Regulators (except for any inquiry, suit, proceeding, investigation or order based upon the activities of the Lead Underwriters) which, in the sole opinion of the Lead Underwriters acting reasonably, operates to prevent or materially restrict the trading of the Common Shares or any other securities of the Company; or

(d)	the Company is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes or is false in any material respect.

The Underwriters shall be entitled to terminate and cancel its obligations to the Company hereunder by written notice to that effect given to the Company prior to the Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters. The rights of termination described above may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of the Underwriters to the Company or on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Sections 10 and 12 of this Agreement.

10.	Expenses

Whether or not the sale of the Offered Shares shall be completed, the Company will be responsible for all expenses and fees related to the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares; (ii) the fees and expenses of the Company’s legal counsel and auditors; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; (iv) all expenses related to printing costs, filing fees and the Underwriters’ reasonable out-of-pocket expenses; (v) the reasonable fees and disbursements of the Underwriters’ legal counsel, such fees not to exceed                  (plus applicable taxes and disbursements) against the Underwriters’ fixed legal fees in connection therewith. For the avoidance of doubt, the maximum amount payable to the Underwriters on account of the Underwriters’ legal counsel fees includes: (a) the reasonable fees and disbursements of United States special counsel, which fees shall not exceed                  (plus taxes and disbursement) and (b) the reasonable fees and disbursements of Gowling WLG (Canada) LLP, which fees shall be fixed at                  (plus applicable taxes and disbursements).

11.	Survival of Representations and Warranties

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Shares for a period of two years after the Closing Date and continue in full force and effect for the benefit of the Underwriters and Purchasers and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the purchase and sale of the Offered Shares. Without limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of Applicable Law.

12.	Indemnity

(a)	The Company and its subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) agrees to indemnify and hold harmless the Underwriters and each Selling Firm and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, security holders and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, fees, losses, claims, actions, damages, obligations and liabilities, joint or several, of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, under this Agreement together with any Losses that are incurred in enforcing this indemnity. This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the fraud, gross negligence or willful misconduct of the Indemnified Party or a breach by the Indemnified Party of any of the material provisions of this Agreement.

(b)	The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Indemnitor as they occur.

(c)	The Lead Underwriters will notify the Indemnitor promptly in writing after receiving notice of any Claim against the any of the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such Claim or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had the Indemnified Party not so delayed in giving, or failed to give, the notice required hereunder.

(d)	The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Indemnified Party. Upon the Indemnitor notifying an Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Party, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

(e)	Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(f)	Neither party shall effect a settlement of any Claim or make admission of any liability without the prior written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

(g)	The Indemnitor hereby acknowledges that the Lead Underwriters act as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Lead Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(h)	The indemnity obligations in this Section 12 and the contribution obligations in Section 13 of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement or the completion of professional services rendered under this Agreement.

13.	Contribution

If for any reason (other than a determination as to any of the events referred to immediately above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under this Agreement.

14.	Press Releases

Subject to Applicable Law (including the time limits imposed thereunder), the Company shall obtain prior approval of the Underwriters as to the content and form of any press release relating to the Offering.

15.	Advertisements

The Company acknowledges that the Underwriters shall have the right, at its own expense, to place such advertisement or advertisements relating to the sale of the Offered Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by Applicable Law. The Company and the Underwriters each agree not to make or publish any advertisement in any media whatsoever relating to, or otherwise publicise, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of Securities Laws in any of the Selling Jurisdictions or the Securities Laws of any other jurisdiction in which the Offered Shares shall be offered or sold being unavailable in respect of the sale of the Offered Shares to prospective purchasers.

16.	Underwriters’ Fee

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay the Underwriters a cash fee (the “Underwriting Fee”) in an amount equal to 6.0% of the gross proceeds of the Offering (including in respect of proceeds derived from the exercise of the Over-Allotment Option). As additional consideration, the Underwriters will also receive non-transferable options (the “Compensation Options”) exercisable at any time up to 24 months following the Closing Date to acquire Common Shares at $1.32 per Common Share in an amount equal to 6.0% of the Offered Shares issued pursuant to the Offering (including in respect of Offered Shares issued upon exercise of the Over-Allotment Option). The Underwriting Fee and the Compensation Options will be paid by the Company to the Underwriters at the Closing Time.

17.	Obligations of the Underwriters

The Underwriters’ obligation to purchase the Offered Shares at the Closing Time shall be several and not joint and shall be limited to the Underwriters’ respective obligations in this respect shall be as to the following percentages of the aggregate amount of Offered Shares to be purchased at that time:

Echelon	60%
National	30%
Mackie	10%

18.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, to it at:

Immunovaccine Inc.

#53-1344 Summer Street, Suite 412

Halifax, Nova Scotia B3H 0A3

Attention:	Frederic Ors, Chief Executive Officer
Fax:	902-492-0888

with a copy to:

McCarthy Tétrault LLP

500, Grande Allée Est, 9e étage

Québec QC G1R 2J7

Attention:	Philippe Leclerc
Fax:	418-521-3011

If to the Underwriters, to:

Echelon Wealth Partners Inc.

130 King Street West, Suite 2500

Toronto, Ontario M5X 2A2

Attention:	David Cusson / Michael Lorimer
Fax:	647-436-7688

and to:

National Bank Financial Inc.

130 King Street West, Suite 3100

Toronto, Ontario M5X 1J9

Attention:	Sanjiv Samant
Fax:	416-315-9627

and to:

Mackie Research Capital Corporation

199 Bay Street, #4500

Toronto, Ontario M5L 1G2

Attention:	David Keating
Fax:	416-860-8671

with a copy to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Andre G. Poles
Fax:	416-862-4668

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

19.	Relationship Between the Company and the Underwriters

In connection with the services described herein, the Underwriters shall act as independent contractors, and any duties of the Underwriters arising out of this Agreement shall be owed solely to the Company. The Company acknowledges that each Underwriter is a securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the business of the Company. The Company acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Company, on the one hand, and the Underwriters and any of its respective affiliates through which the Underwriters may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Underwriters or such affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications. Information which is held elsewhere within the Underwriters, but of which none of the individuals in the investment banking department or division of the Underwriters involved in providing the services contemplated by this Agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not for any purpose be taken into account in determining any of the responsibilities of the Underwriters to the Company under this Agreement.

The Company agrees that it is responsible for making its own independent judgments with respect to the transactions contemplated by this Agreement and that any opinions or views expressed by the Underwriters regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company.

20.	Use of Advice

The Company acknowledges and agrees that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with its engagement hereunder are intended solely for the Company’s benefit and its internal use only in considering the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance.

Any advice or opinions given by the Underwriters in connection with its engagement hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as the Underwriters, in their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaims any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to the Underwriters or its engagement hereunder.

21.	All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and each of the Company and the Underwriters will use its respective reasonable best efforts to cause all such conditions to be complied with. Any material breach or failure to comply with any of the conditions set out in this Agreement that are in the control of the Company shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

22.	Time of the Essence

Time shall, in all respects, be of the essence hereof.

23.	Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior agreements, verbal or written, and including the Engagement Letter, negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only. All Schedules attached to this Agreement are deemed to be part hereof and are hereby incorporated by reference.

24.	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

26.	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

27.	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

28.	Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

29.	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

30.	Counterparts and Facsimile

This Agreement may be executed in any number of counterparts and by facsimile or electronically in portable document format, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Signature page follows.]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Underwriters.

Yours very truly,

ECHELON WEALTH PARTNERS INC.

Per:	“Michael Lorimer”
Michael Lorimer
Managing Director

NATIONAL BANK FINANCIAL INC.

Per:	“Sanjiv Samant”
Sanjiv Samant
Managing Director

MACKIE RESEARCH CAPITAL CORPORATION

Per:	“David Keating”
David Keating
Managing Director

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of June 6, 2017.

IMMUNOVACCINE INC.

Per:	“Frederic Ors”
Frederic Ors
Chief Executive Officer

SCHEDULE “A”

NOTICE OF EXERCISE OF

OVER-ALLOTMENT OFFERING

To:	Immunovaccine Inc.

Pursuant to the terms of the Underwriting Agreement dated June 6, 2017, notice is hereby provided that the Underwriters are exercising their right to acquire additional _________________ Offered Shares at a price of $1.30 per Offered Share on _______________________________, 201_____.

Dated at Toronto this ____ day of ______________________, 2017.

ECHELON WEALTH PARTNERS INC.

Per:
Authorized Signature

SCHEDULE “B”

COMPLIANCE WITH UNITES STATES SECURITIES LAWS

Capitalized terms used in this Schedule “B” and not defined in this Schedule “B” shall have the meanings given in the Underwriting Agreement to which this Schedule “B” is annexed and the following terms shall have the meanings indicated:

(a)	“Dealer Covered Person” has the meaning set forth in Section A(14) below;

(b)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(c)	“Disqualification Event” has the meaning set forth in Section A(14) below;

(d)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “B”, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated or organized under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, the Internet or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(f)	“Offshore Transaction” means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(g)	Regulation D Securities” has the meaning set forth Section A(14) below;

(h)	“SEC” means the United States Securities and Exchange Commission; and

(i)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

A.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on its own behalf and on behalf of its U.S. Affiliate, acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Accordingly, each of the Underwriters, on its own behalf and on behalf of its U.S. Affiliate, represents, warrants and covenants to and with the Company, on the date hereof and on the Closing Date, that:

1.	It has offered and sold and will only offer and sell the Offered Shares in an Offshore Transaction in accordance with Rule 903 of Regulation S or (i) offer and sell the Offered Shares within the United States through its U.S. Affiliate to Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the U.S. Securities Act under Rule 144A and in compliance with similar exemptions under applicable state securities laws, and such purchaser will be required to provide an executed U.S. QIB Letter in the form set forth as Exhibit C to the U.S. Private Placement Memorandum including the Final Prospectus, or (ii) offer the Offered Shares to U.S. Accredited Investors purchasing from the Company as Substituted Purchasers pursuant to the exemption from the registration requirements of the U.S. Securities Act under Rule 506(b) of Regulation D and in compliance with similar exemptions under applicable state securities laws, and such purchaser will be required to provide an executed U.S. Subscription Agreement in the form set forth as Exhibit A to the U.S. Private Placement Memorandum including the Final Prospectus. Accordingly, except as set forth herein, the Underwriter has not made and will not make (i) any offer to sell or solicitation of an offer to buy any of the Offered Shares to any person in the United States or (ii) any sale of the Offered Shares to any person unless (1) the offer to sell such Offered Shares was not made to such person in the United States, (2) such person was outside the United States at the time it placed the order to purchase such Offered Shares, or the Underwriter, its affiliates and any person acting on its or their behalf reasonably believe that, at the time such person placed the order to purchase such Offered Shares, such person was outside the United States; or (iii) any Directed Selling Efforts.

2.	The Underwriter, acting through its U.S. Affiliate, may offer the Offered Shares only to offerees in the United States with respect to which the Underwriter has a pre-existing relationship and has reasonable grounds to believe, and did or will believe are either Qualified Institutional Buyers or U.S. Accredited Investors purchasing as Substituted Purchasers, as applicable, and at the time of each sale to such person in the United States, the Underwriter, acting through its U.S. Affiliate, will have reasonable grounds to believe and did or will believe that each purchaser purchasing Offered Shares is either a Qualified Institutional Buyer or a U.S. Accredited Investor purchasing as a Substituted Purchaser, as applicable. Any sales of Offered Shares made to Substituted Purchasers in the United States will be made directly by the Company to such U.S. Accredited Investors purchasing as Substituted Purchasers, and the Underwriter and its U.S. Affiliate shall act in the capacity as placement agent for such sales.

3.	All purchasers of the Offered Shares who are in the United States or who were offered Offered Shares in the United States shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to them in reliance on available exemptions from the registration requirements of the U.S. Securities Act, and in compliance with similar exemptions under applicable state securities laws.

4.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. It shall require its U.S. Affiliate and each Selling Firm to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. Affiliate and Selling Firm.

5.	All offers of Offered Shares in the United States have been and will be made by the Underwriter’s U.S. Affiliate and all sales of the Offered Shares in the United States shall be and will be made by the Underwriter’s U.S. Affiliate to Qualified Institutional Buyers in compliance with Rule 144A or by the Company Substituted Purchasers that are U.S. Accredited Investors in compliance with Rule 506(b) of Regulation D, and in each case in transactions exempt from registration under any applicable state securities laws.

6.	It and its U.S. Affiliate have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers to buy, and have not offered to sell and will not offer to sell, Offered Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.	It and its U.S. Affiliate are Qualified Institutional Buyers, and all offers and sales of Offered Shares have been or will be made in the United States in accordance with all applicable U.S. federal and state laws or regulations governing the registration or conduct of securities brokers or dealers and applicable rules of the Financial Industry Regulatory Authority, Inc. Each U.S. Affiliate that makes offers and sales in the United States is on the date hereof, and will be on the date of each offer and sale of Offered Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the Securities Laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements).

8.	Immediately prior to making an offer of Offered Shares in the United States, the Underwriter and its U.S. Affiliate had reasonable grounds to believe and did believe that each such offeree was either a Qualified Institutional Buyer or U.S. Accredited Investor, as applicable. At the time of each sale of Offered Shares to a person in the United States, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser is either a Qualified Institutional Buyer or U.S. Accredited Investor, as applicable.

9.	Prior to any sale of Offered Shares in the United States each (i) Qualified Institutional Buyer will be provided with the U.S. Private Placement Memorandum including the Final Prospectus and will be required to execute the U.S. QIB Letter in the form attached as Exhibit C to the U.S. Private Placement Memorandum including the Final Prospectus and (ii) U.S. Accredited Investor will be provided with the U.S. Private Placement Memorandum including the Final Prospectus and will be required to execute the U.S. Subscription Agreement in the form attached as Exhibit A to the U.S. Private Placement Memorandum including the Final Prospectus.

10.	Each offeree of Offered Shares in the United States shall be provided with a copy of either the U.S. Private Placement Memorandum including the Preliminary Prospectus or the U.S. Private Placement Memorandum including the Final Prospectus. Each purchaser of Offered Shares in the United States shall be provided, prior to time of purchase of any Offered Shares, with a copy of the U.S. Private Placement Memorandum including the Final Prospectus.

11.	At least one Business Day prior to the Closing Date, the Company and its transfer agent will be provided with a list of all purchasers of the Offered Shares in the United States or who were offered Offered Shares in the United States.

12.	At the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Offered Shares in the United States, will either: (i) provide a certificate, substantially in the form of Appendix I to this Schedule “B”, relating to the manner of the offer and sale of the Offered Shares, or (ii) be deemed to have represented and warranted that neither it, its U.S. Affiliate, nor any one acting on its or their behalf, has offered or sold any Offered Shares in the United States.

13.	Neither the Underwriter, its U.S. Affiliate or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

14.	At the Closing Time, with respect to Offered Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), the Underwriter represents that none of (i) the Underwriter or its U.S. Affiliate, (ii) the Underwriter or its U.S. Affiliate’s general partners or managing members, (iii) any of the Underwriter’s or its U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Underwriter’s or its U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons, including any Selling Firm and any such persons related to such Selling Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”).

15.	At the Closing Time, the Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

B.	Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees to and with the Underwriters, as at the date hereof and as at the Closing Date, that:

1.	The Company is, and at the Closing will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Shares.

2.	The Company is not, and as a result of the sale of the Offered Shares contemplated hereby and the application of the proceeds of the Offering will not be, registered or required to register as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended, under such Act.

3.	Except with respect to offers and sales by the Underwriters through their U.S. Affiliates to Qualified Institutional Buyers in compliance with Rule 144A or offers by the Underwriters through their U.S. Affiliates to U.S. Accredited Investors purchasing from the Company as Substituted Purchasers in compliance with Rule 506(b) of Regulation D in compliance with this Schedule “B”, none of the Company, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation, warranty, covenant or agreement is made), has made or will make any offers to sell or any sales of Offered Shares. Accordingly, except as set forth herein, the Company has not made or will not make (i) any offer to sell or solicitation of an offer to buy any of the Offered Shares to any person in the United States, (ii) any sale of the Offered Shares to any person unless (1) the offer to sell such Offered Shares was not made to such person in the United States, (2) such person was outside the United States at the time it placed the order to purchase such Offered Shares, or the Company, its affiliates and any person acting on its or their behalf reasonably believe that at the time such person placed the order to purchase such Offered Shares such person was outside the United States.

4.	During the period in which the Offered Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective U.S. Affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemptions afforded by Rule 144A and Rule 506(b) of Regulation D to be unavailable for offers and sales of Offered Shares in the United States in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares outside the United States in accordance with the Underwriting Agreement.

5.	None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective U.S. Affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Offered Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.	Except with respect to the offer and sale of the Offered Shares offered hereby, the Company has not, for a period of six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemptions from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Shares.

7.	None of the Company or any of its predecessors or affiliates have been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 under Regulation D.

8.	At the Closing Time, with respect to the offer and sale of the Regulation D Securities, none of the Company, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer issuing securities in the Offering, any director, executive officer or other officer of the Company participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale of the Regulation D Securities (other than any Dealer Covered Person, as to whom no representation, warranty, covenant or agreement is made) is subject to any Disqualification Event.

9.	At the Closing Time, the Company is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

10.	The Company will complete and file with the United States Securities and Exchange Commission a Notice on Form D within 15 days after the first sale of Offered Shares pursuant to Rule 506(b) of Regulation D, and will make such filings with any applicable state securities commission as may be required by state law.

11.	The Offered Shares satisfy the requirements set out in Rule 144A(d)(3) under the U.S. Securities Act.

12.	For so long as any Offered Shares which have been sold in the United States in reliance upon the exemptions provided by Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company will furnish to any holder of Offered Shares which have been sold in reliance upon Rule 144A and any prospective purchaser thereto designated by such holder in the United States, upon request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of Offered Shares to effect resales under Rule 144A).

13.	The U.S. Private Placement Memorandum (and any other material or document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Offered Shares) include, or will include, statements to the effect that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available. Such statements have appeared, or will appear, (i) on the cover page of the U.S. Private Placement Memorandum; (ii) in the “Plan of Distribution for the U.S. Placement” section of the U.S. Private Placement Memorandum; and (iii) in any press release issued by the Company or anyone acting on the Company’s behalf.

14.	None of the Company or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.

15.	Upon receipt of a written request from a purchaser in the United States, the Company shall make a determination if the Company is a “passive foreign investment company” (a “PFIC”) within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), during any calendar year following the purchase of Offered Shares by such purchaser, and if the Company determines that it is a PFIC during such year, the Company will provide to such purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Company as a “qualified electing fund” for the purposes of the Code.

APPENDIX I

TO SCHEDULE “B”

UNDERWRITER’s CERTIFICATE

In connection with the private placement in the United States of Offered Shares of Immunovaccine Inc. (the “Company”) pursuant to the underwriting agreement dated June 6, 2017, between the Company and the Underwriters named in the underwriting agreement (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(a)	[Name of U.S. broker-dealer Affiliate] is on the date hereof, and was on the date of each offer and sale of the Offered Shares made by it in the United States, a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and the Securities Laws of each state in which an offer or sale of Offered Shares was made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (“FINRA”), and all offers and sales of Offered Shares in the United States by or through [Name of U.S. broker-dealer Affiliate] have been and will be effected in accordance with all U.S. federal and state broker-dealer requirements;

(b)	each purchaser of Offered Shares that is, or is acting for the account or benefit of, a person in the United States solicited by us was, prior to the sale of Offered Shares to such purchaser, provided with a copy of the U.S. Private Placement Memorandum including the Final Prospectus, and we have not used and will not use any written material other than the U.S. Private Placement Memorandum in connection with the offer and sale of the Offered Shares in the United States;

(c)	immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees of Offered Shares in the United States, we had reasonable grounds to believe, and did believe, that each offeree was either a Qualified Institutional Buyer or U.S. Accredited Investor purchasing as a Substituted Purchaser, as applicable, and on the date of this certificate we continue to believe that each purchaser of the Offered Shares purchasing from us through our U.S. Affiliate is either a Qualified Institutional Buyer or U.S. Accredited Investor purchasing as a Substituted Purchaser, as applicable;

(d)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Shares in the United States and we have not acted in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)	in connection with each sale of Offered Shares to purchasers in the United States, we caused each such purchaser that is a Qualified Institutional Buyer purchasing such Offered Shares from us pursuant to Rule 144A to execute and deliver a U.S. QIB Letter in the form of Exhibit C attached to the U.S. Private Placement Memorandum including the Final Prospectus and each such purchaser that is a U.S. Accredited Investor purchasing Offered Shares from the Company as a Substituted Purchaser pursuant to Rule 506(b) of Regulation D to execute and deliver a U.S. Subscription Agreement in the form of Exhibit A attached to the U.S. Private Placement Memorandum including the Final Prospectus;

(f)	we have not engaged and will not engage in any violation of Regulation M under the U.S. Exchange Act in connection with our offers or sales of the Offered Shares;

(g)	with respect to Regulation D Securities, each of the undersigned represents that none of its Dealer Covered Persons is subject to any Disqualification Event;

(h)	each of the undersigned is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities; and

(i)	the offering of the Offered Shares has been conducted by us in accordance with the Underwriting Agreement, including Schedule “B” to the Underwriting Agreement.

Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule “B” to the Underwriting Agreement).

DATED the _____ day of _________________, 2017.

[UNDERWRITER]

By:
Name:
Title:

[U.S. BROKER DEALER AFFILIATE]

By:
Name:
Title: